

S 05040476 COMMISSION :49

UF 3-25-05

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-45321 |



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2005
WASH. D.C.


## FACING PAGE
## Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFS Fund Distributors, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

**500 Boylston Street**
(No. and street)

| **Boston** | **MA** | **02116** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Michael J. Londergan** **(617) 954-5431**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

| **200 Berkeley Street** | **Boston** | **MA** | **02116** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 3 1 2005

THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

TLH 3/24

OATH OR AFFIRMATION

I, Michael J. Londergan, affirm [or swear] that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of MFS Fund Distributors, Inc., as of December 31, 2004, are true and correct, and such consolidated financial statements and supporting schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm [or swear] that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael J. Londergan 2/23/05
Signature Date

Treasurer
Title

Karen Marie Long
Notary Public

Karen Marie Long
NOTARY PUBLIC
My commission expires Mar. 26, 2010

This report contains (check all applicable boxes):

| | |
|---|---|
| (x) | Independent Auditors' Report |
| (x) (a) | Facing Page |
| (x) (b) | Statement of Financial Condition |
| (x) (c) | Statement of Income (Operations) |
| (x) (d) | Statement of Cash Flows |
| (x) (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital |
| ( ) (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors |
| (x) | Notes to Financial Statements |
| (x) (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 |
| ( ) (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 |
| (x) (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 |
| ( ) (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 |
| ( ) (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation |
| (x) (l) | An Oath or Affirmation |
| ( ) (m) | Copy of the SIPC Supplemental Report |
| ( ) (n) | A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit |

On this 23 day of February, 2005, before me, the undersigned notary public, personally appeared Michael Londergan, proved to me satisfactory evidence of identification, which were MASS Lic, to be the person whose name is signed on the preceding or attached document in my presence.

Karen Marie Long
Karen Marie Long
My commission expires March 26, 2010

MFS FUND DISTRIBUTORS, INC.
(SEC I.D. No. 45321)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004,
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

FILED PURSUANT TO RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

**Deloitte.**

**Deloitte & Touche LLP**
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc:

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Massachusetts Financial Services Company) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes A and B, the statement of financial condition includes substantial allocations to and from the Company's Parent and its affiliates and is not necessarily indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.



February 25, 2005

# MFS FUND DISTRIBUTORS, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2004

($'s in thousands except share and per share amounts)

| | |
|---|---|
| ASSETS: | |
| Cash and cash equivalents | $ 64,279 |
| Investments | 5,371 |
| Receivables | 1,616 |
| Prepaid expenses | 1,643 |
| TOTAL ASSETS | $ 72,909 |
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 42,986 |
| Accrued compensation | 13,177 |
| Due to Parent and its affiliates, net | 3,267 |
| Total liabilities | 59,430 |
| Commitments and contingencies | |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $1.00 par value | |
| Authorized, 3,000 shares | |
| Issued and outstanding, 1,000 shares | 1 |
| Additional paid-in capital | 18,025 |
| Accumulated deficit | (4,547) |
| Total stockholder's equity | 13,479 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 72,909 |

See notes to Statement of Financial Condition.

# MFS FUND DISTRIBUTORS, INC.
# NOTES TO STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2004
# ($ in thousands)

A. Summary of Significant Accounting Policies:

Business and organization

MFS Fund Distributors, Inc. (the "Company" or "MFS")) is a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent"). The Parent is a majority-owned subsidiary of Sun Life of Canada (US) Financial Services Holdings, Inc., which is ultimately a majority-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life"). The Company provides distribution and administrative services for various investment companies. The Company's business and results of operations are, to a significant extent, dependent on the magnitude and composition of assets under management by its Parent, which include domestic and international equity and debt portfolios. Therefore, fluctuations in financial markets and in the magnitude of assets under management by its Parent impact the Company's revenues. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

The statement of financial condition was prepared from the separate records maintained by the Company, which include both significant allocations from and transactions with its Parent as well as transactions with affiliates, and are not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. The Company has received significant subsidies from its Parent pursuant to a loss indemnification agreement. The Parent has indicated that this agreement will be in place in fiscal 2005.

Use of estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and investments in highly liquid debt instruments and commercial paper purchased with a maturity of three months or less.

Investments

Investments consist of investments in investment company shares for which the Parent is the investment advisor ("MFS funds"). The Company determines the appropriate classification of marketable securities at the time of purchase. Investments in investment companies have been classified as trading securities and are reported at fair market value.

A. Summary of Significant Accounting Policies (continued):

Income taxes

The Company is included in the consolidated tax return of its Parent. Income tax amounts are allocated among members of the consolidated tax group based upon separate return calculations. Based upon the Company's operating results, including the impact of the loss indemnification agreement with its Parent (Note B), there was no current or deferred income tax liability at December 31, 2004.

Financial instruments

The carrying amounts reported in the statement of financial condition for cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. Investments are reported at fair value.

B. Related Party Transactions:

Pursuant to a Loss Indemnification Agreement (the "Agreement") between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year. The Agreement provides that the Company will be reimbursed for any net operating and non-operating loss it incurs during any year. In the event that the Company has net operating income in any year, including revenues assigned to the Company by the Parent or expenses assumed by the Parent from the Company, the amount of such operating income will be applied as a credit against any future payments due from the Parent to the Company under the terms of the Agreement. Upon termination of the Agreement, the amount of any unapplied credit shall be paid to the Parent by the Company; provided, however, that the amount of such payment shall not exceed the total amount of all payments previously made by the Parent to the Company.

"Due to Parent and its affiliates, net" includes amounts payable to the Parent and its affiliates of approximately $3,345, and amounts receivable from its Parent of approximately $78. The Company pays no interest on the amounts due to its Parent and there is no contractual due date for intercompany balances, although the Company generally settles these balances with the Parent on a monthly basis.

The Company's Parent is committed to long-term operating and capital leases for certain equipment, office and processing facilities that expire on various dates through 2013. Expenses related to these commitments are allocated to the Company in the year in which they are incurred, based upon the percentage of square footage used by the Company.

($ in thousands)

C. Net Capital Requirements:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2004, the Company had net capital of $10,927, which was $6,965 in excess of its required net capital of $3,962. The Company's aggregate indebtedness to net capital ratio was 5.44 to 1.

D. Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under the provision of subparagraph (k) (1) thereof.

E. Commitments and Contingencies:

Indemnities

In the normal course of its business, the Company has entered into agreements that include indemnities in favor of third parties, such as distribution agreements and service agreements. It is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Parent, on behalf of the Company, also maintains insurance policies that may provide coverage against certain of these claims.

Legal and regulatory proceedings

In late 2003, industry-wide regulatory investigations were launched in the U.S. investment industry regarding market timing, late trading and related issues. On February 5, 2004, the Parent reached a settlement with federal and state regulators related to administrative proceedings, alleging that certain MFS fund prospectuses contained false and misleading information regarding market timing and related issues. In these settlements, the Parent agreed to pay $225,000 to compensate investors in certain funds, of which $50,000 was a penalty, agreed to pay an administrative fine of $1,000 and agreed to reduce fees on certain MFS funds by approximately $25,000 annually for five years. The Parent recorded a $256,900 charge, including a provision amounting to $30,900 to administer the settlements, to income in the fourth quarter of 2003 in connection with these settlements. Under these settlements, the Parent neither admitted nor denied any wrongdoing.

On March 31, 2004, the Parent settled an administrative proceeding with the Securities and Exchange Commission regarding disclosure of brokerage allocation practices in connection with sales of certain MFS funds. Under the terms of that settlement, in which the Parent

($ in thousands)

F. Commitments and Contingencies (continued):

Legal and regulatory proceedings (continued):

neither admitted nor denied any wrongdoing, the Parent agreed to pay one dollar in disgorgement and $50,000 in penalty to compensate the shareholders of certain MFS funds. The Parent recorded a $50,000 charge to income in the first quarter of 2004 in connection with this settlement.

The Parent is cooperating with securities regulators and other government and self-regulatory agencies in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds, directed brokerage, revenue sharing, compensation and other arrangements with distributors and brokers and recordkeeping requirements.

Since December 2003, the Parent and certain of its subsidiaries, including the Company, Sun Life, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of the Parent and the Company have been named as defendants in more than 30 lawsuits filed in U.S. federal and state courts. The lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as class actions on behalf of participants in certain retirement plan accounts, or as derivative actions on behalf of MFS funds. The lawsuits relating to market timing and related matters have been transferred to, and consolidated before, the United States District Court for the District of Maryland, as part of a multi-district litigation of market timing and related claims involving several other fund complexes (In re Mutual Funds Investment Litigation (Alger, Columbia, Janus, MFS, One Group, Putnam, Allianz Dresdner), No.1:04-md-15863 (transfer began March 19, 2004)). The plaintiffs in these consolidated lawsuits generally seek injunctive relief including removal of the named Trustees, advisor and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney's fees and costs and other equitable and declaratory relief. Four lawsuits alleging improper brokerage allocation practices and excessive compensation are pending in the United States District Court for the District of Massachusetts (Forsythe v. Sun Life Financial Inc., et al., No. 04cv10584 (GAO) (March 25, 2004); Eddings v. Sun Life Financial Inc., et al., No. 04cv10764 (GAO) (April 15, 2004); Marcus, Dumond, et al. v. Massachusetts Financial Servs. Co., et al., No 04cv11458 (GAO) (May 4, 2004); and Koslow v. Sun Life Financial Inc., et al., No. 04cv11019 (GAO) (May 20, 2004)). The plaintiffs in these lawsuits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney's fees and costs. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds,

F. Commitments and Contingencies (continued):

Legal and regulatory proceedings (continued)

inadequately disclosed the Parent's internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed the Parent's use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. Additional lawsuits based upon similar allegations may be filed in the future. These actions are at an early stage and the Parent and the Company cannot predict their outcome with certainty and are accordingly unable to determine the total potential impact that they may have on the Parent or Company's financial condition.

The Company is also involved in legal proceedings and litigation arising in the ordinary course of business. The outcome of such proceedings and litigation pending is not expected to materially impact the Company's financial condition.

******

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.:

In planning and performing our audit of the financial statements of MFS Fund Distributors, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Security Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP

February 25, 2005